Consolidated Capital Institutional Properties
                         55 Beattie Place, P.O. Box 1089
                              Greenville, SC 29602




May 25, 2005

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
450 Fifth Street, NW
Washington, D.C.  20549
Attn:  Mr. Jorge Bonilla

Re:   Consolidated Capital Institutional Properties
      Form 10-K for the year ended December 31, 2004
      File No. 0-10831

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") addressed to Consolidated Capital Institutional Properties ("CCIP"), a California limited partnership, in a letter dated April 27, 2005. The Partnership appreciates the Staff's willingness to provide an extension of time for this response. The Partnership's responses to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the Staff's letter.

As is discussed below following the Partnership's responses to the Staff's comments, in connection with its consideration of the Staff's comments, the Partnership determined that its accounting did not properly reflect certain provisions of the partnership agreements for two of its investee partnerships in which the Partnership acquired an interest during 2002. As a result, the Partnership has determined that there are errors in its financial statements for the years ended December 31, 2002, 2003 and 2004. These errors and the Partnership's resulting plans to restate its financial statements are described below following the Partnership's responses to the Staff's comments.

                        *          *          *          *          *

Form 10-K for the year ended December 31, 2004

Note I - Investment in Affiliated Partnerships

        1. Comment: We note that the excess of the Partnership's investment over the historical cost of the underlying net assets of the investee is being depreciated over the useful lives of the investees underlying properties. Explain to us how you considered footnote 9 of APB 18 in determining how to account for these investments.

           Response: As disclosed in Note I to the financial statements, the Partnership assumed ownership of these special limited partner interests ("SLPs") during a foreclosure process in 2002. At the time the Partnership assumed ownership of these investments, such investments were recorded at their estimated fair values, based on the fair values of the underlying assets and liabilities of the respective investee partnerships and the SLP ownership percentages stated in the related partnership agreements. Footnote 9 to paragraph 19(b) of APB 18, as amended by FAS 142, paragraph D2(a), states that "Investors shall not amortize goodwill associated with equity method investments after the date FASB Statement 142, Goodwill and Other Intangible Assets, is initially applied by the entity in its entirety." In Note I, the Partnership disclosed that the difference between the carrying value of its investments and the underlying historical basis of the net assets of the investee partnerships was attributable to the investees' properties (generally, depreciable real estate). The Partnership believes that paragraph 19(b) of APB 18, as amended, requires differences attributable to depreciable real estate to be depreciated over the useful lives of the related assets. There was no goodwill associated with the acquisition through foreclosure of these partnership interests. Accordingly, the guidance in footnote 9 of APB 18 does not apply to the Partnership's investments in the investee partnerships.

        2. Comment: We note that the aggregate market value of the Partnership's investments is lower than the carrying value. Explain to us how you considered paragraph 19h of APB 18 in your impairment test relating to these investments.

           Response: No market exists for the partnership interests of each of the investee partnerships. The market value as disclosed in Note I was based on what was then the most recent tender offer made by the general partner of each of the investee partnerships to acquire limited partnership interests in the investee partnerships. The pricing of such tender offers was based on the current operations of each of the respective investee partnerships and the fair value of the properties owned by the investee partnerships at the time each tender offer was made. Although the disclosed aggregate market value of the Partnership's investments was less than the carrying value of the investments, the Partnership did not consider the apparent decline in value to be other than temporary and therefore did not require recognition under paragraph 19(h) of APB 18. Based on its intent to hold these investments for the long term, the Partnership evaluated the anticipated cash flow to be generated by the investee partnerships and concluded that the carrying amounts of its investments were recoverable.

           Upon further review of the disclosure in Note I, the Partnership has determined that the market value disclosure is not appropriate given that there is no market available for the trading of the partnerships' limited partnership interests. In future filings, the Partnership will revise this disclosure to delete the last sentence of Note I as it appeared in the 2004 Form 10-K.

Detection of Errors and Planned Restatement

As noted above, the Partnership recorded the SLPs received in connection with the 2002 foreclosure at their estimated fair values, based on the fair values of the underlying assets and liabilities of the respective investee partnerships and the SLP ownership percentages stated in the related partnership agreements. When this valuation was performed, the Partnership did not note that the partnership agreement for two of the investees, Consolidated Capital Properties III ("CCP III") and Consolidated Capital Properties IV ("CCP IV"), contain provisions that require all partnership distributions resulting from a property sale or refinancing to be paid to the limited partners until such time as the limited partners have received a return of their initial invested capital. At the time of the foreclosure, the limited partners of CCP III and CCP IV had not received a return of their initial invested capital and, based on the estimated fair values of the properties and outstanding debt balances at that time, there would be insufficient net asset value to return all invested capital to the limited partners in an assumed liquidation of either of the investee partnerships. Based on the substantial deficiency in net asset values that would be required to return invested capital to the limited partners of CCP III and CCP IV, it was unlikely that the Partnership, as the holder of the SLPs in CCP III and CCP IV, would participate in sale and refinancing distributions of CCP III and CCP IV in the foreseeable future. Accordingly, the initial values assigned to the SLP interests in CCP III and CCP IV should have been based primarily on the estimated discounted cash flows from operations that were expected to be distributed to the Partnership. CCP III and CCP IV have historically distributed cash flow from operations and, based on projected free cash flow after debt service and capital expenditures, it was reasonably anticipated at the foreclosure date that distributions of operating cash flow would continue. No significant value should have been assigned to the SLPs in CCP III and CCP IV based on any anticipated distributions from sales or refinancings of the underlying properties.

In 2002, the Partnership initially recorded its SLP in CCP III at $27,000. Since that time the Partnership has recorded equity in losses of $6,000 and operating distributions of $4,000, resulting in a carrying value of the Partnership's investment in CCP III of $17,000 at December 31, 2004. In 2002, the Partnership initially recorded its SLP in CCP IV at $843,000. Since that time the Partnership has recorded equity in earnings of $73,000, equity in gain on sale of properties owned by CCP IV of $657,000 and operating distributions of $53,000, resulting in a carrying value of the Partnership's investment in CCP IV of $1,520,000 at December 31, 2004. Under paragraph 25 of Statement of Position 78-9, Accounting for Investments in Real Estate Ventures, the Partnership should not have recognized any equity in earnings attributed to the gains on property sales in CCP IV during 2003 and 2004 because none of the related sales proceeds will be distributed to the Partnership.

Based on the foregoing facts and analysis, the Partnership has determined that its initial recording of the SLPs in CCP III and CCP IV and subsequent recording of related equity in gains on sale of properties in CCP IV were in error. The Partnership will restate its financial statements to reflect that the initial value assigned to the SLPs in CCP III and CCP IV in 2002 are based on the discounted value of operating cash flows that were reasonably expected at the date of foreclosure. In addition, the Partnership will adjust its equity in earnings of CCP IV subsequent to the foreclosure date to exclude any earnings that were derived from the gains on sale of properties owned by CCP IV. The Partnership will include the restated financial statements in an amended report on Form 10-K for the year ended December 31, 2004.

                                    * * * * *

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided regarding the responses to the Staff's comments or the Partnership's subsequent determination to restate certain of its prior period financial statements, please contact me directly at (864) 239-1554 or by fax at (864) 239-5824.

                              Sincerely,



                              /s/Stephen B. Waters
                              Stephen B. Waters
                              Vice President
                              ConCap Equities, Inc., as the general partner
                              of Consolidated Capital Institutional Properties


  cc: Daniel L. Jablonsky
      Martha L. Long